June 17, 2025

Michael Cordonnier
Chief Executive Officer and President
Carlsmed, Inc.
1800 Aston Ave,
Suite 100
Carlsbad, CA 92008

       Re: Carlsmed, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 30, 2025
           CIK 0001794546
Dear Michael Cordonnier:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 21, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Basis of Presentation
Market, Industry, and Other Data, page i

1. We note your revised disclosure that "certain market data is based on data from
       BioMedGPS, provider of SmartTRAK Business Intelligence Solutions." In your response, please provide additional detail describing the BioMedGPS and SmartTRAK Business Intelligence Solutions sources, including the source(s) of the
       data provided by this resource, if known. In addition, where you disclose estimates that are based on data provided by SmartTRAK, please revise to briefly describe the
 June 17, 2025
Page 2

       data underlying these estimates. For example, where you disclose that, "[a]ccording to market data provided by SmartTRAK, there will be approximately 445,200 lumbar fusion surgeries and approximately 372,600 cervical fusion surgeries performed in the
       United States in 2025," please briefly describe the market data supporting these estimates. Make conforming changes throughout your filing.
Prospectus Summary
Market Overview
Our Addressable Market Opportunity, page 5

2. We note your revised disclosure in response to comment 6, including that your total addressable market is based on data from SmartTRAK, the current average selling price of your aprevo Technology platform, and internal and third-party estimates and assumptions. Please revise to describe the data and assumptions underlying your estimates and identify the relevant third part(ies). Please also disclose, as you do on page 112, that your total addressable market is the total overall revenue opportunity available for the aprevo Technology Platform if 100% market share is achieved for lumbar fusion surgeries, and is not a representation that you will achieve such market share.
Key Benefits of the aprevo Technology Platform, page 7

3. We note your revised disclosure in response to comment 16, but your revision here is not completely responsive to our comment. Please revise to disclose, as you do on page 121 that "results may not be directly comparable as they are not from a single head-to-head trial."
Risk Factors
We rely on a limited number of CMOs . . ., page 18

4. We note your response to comment 7, including that "the Company has substantive relationships with alternative CMOs," and "the Company implemented the DPS that primarily relies on a single vertically-integrated CMO in order to shorten the lead time on delivery of its products." We also note your disclosure that your CMOs generally are not under long-term contracts with you. Please revise your disclosure to briefly describe the material terms of your agreement(s), if any, with CMOs, including your single vertically-integrated CMO. If you do not have agreements with CMOs, please revise to disclose the risks related to not having agreements in place. Our 510(k) Submissions, page 116

5.     We note your response to comment 2 and your revised disclosure on page
112,
       including a table describing your products and relevant regulatory submissions and approvals. For your products that are "in process," please revise to clarify where in the regulatory process these products stand; for example, whether you've submitted applications, are conducting studies, etc.
Key Publications, page 120

6. We note your revisions to pages 121 through 126, including disclosure discussing certain complications. Please tell us whether there were any adverse events or serious
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Page 3

       adverse events reported in your studies and revise your disclosure accordingly.
Business
Intellectual Property, page 122

7. We note your revised disclosure in response comment 18, including that, as set forth in your table, your patent portfolio contains 33 total issued patents. However, your table currently includes 31 patents. Please revise or advise. In addition, revise your table to include the type of patent protection for each patent listed.
        Please contact Tayyaba Shafique at 202-551-2110 or Terence O'Brien at 202-551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-
2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   John Hensley